UNANIMOUS CONSENT OF THE BOARD OF DIRECTORS OF DOMARK INTERNATIONAL, INC.

Pursuant to Nevada Statutes 78.315(2), the directors of Domark International, Inc. (the "Company") hereby take the following corporate action, which shall have the same force and effect as if the same were taken at a duly called meeting of the Board of Directors of the Company. The directors signing this consent certify that they have waived notice of meeting.

WHEREAS, the Company's articles of incorporation have authorized 2,000,000 shares of preferred stock, the voting powers, designations, preferences, limitations, restrictions and relative rights of which are to be determined by the Company's Board of Directors;

WHEREAS, the Company has previously designated its Series B Convertible Preferred Stock;

WHEREAS, the Company desires to convert certain debts owed to the Company's Chief Executive Officer and Chief Financial Officer into shares of preferred stock, due to the Company's lack of available funds to repay these debts;

WHEREAS, the Board believes that it is in the Company's best interest that the Company's Chief Executive Officer and Chief Financial Officer have majority voting power of the Company following such conversion, due to the difficulty in seeking shareholder authorization for certain matters;

WHEREAS, in order to effect such majority voting power, the Company has designated its Series B Convertible Preferred Stock with such majority voting power;

THEREFORE, IT IS HEREBY RESOLVED BY THE COMPANY'S BOARD OF DIRECTORS:

1. The Board hereby recognizes that Andrew Ritchie, the Company's Chief Executive Officer, has advanced the Company monies in the amount of $70,000, which monies remain unpaid.

2. The Board hereby recognizes that the Company owes Mr. Ritchie the amount of $365,708 in accrued compensation and expense reimbursement.

3. The Board hereby recognizes that Thomas Crompton, the Company's Chief Financial Officer, has advanced the Company monies in the amount of $30,732, which monies remain unpaid.

4. The Board hereby recognizes that the Company owes Mr. Crompton the amount of $203,121 in accrued compensation and expense reimbursement.

5. The Board hereby agrees to convert the amount due to Mr. Ritchie into 1,170,000 shares of the Company's Series B Convertible Preferred Stock, such shares to be issued in full payment of all amounts due to Mr. Ritchie.

6. The Board hereby agrees to convert the amount due to Mr. Crompton into 780,000 shares of the Company's Series B Convertible Preferred Stock, such shares to be issued in full payment of all amounts due to Mr. Crompton.

7. The Company's officers are hereby authorized to take any other action necessary to carry out the corporate acts set forth herein.

WHEREFORE, THE FOREGOING CORPORATE ACTS ARE HEREBY RESOLVED BY THE BOARD OF DIRECTORS AS OF THE LATEST DATE WRITTEN BELOW.

An RiT
____
Andrew Ritchie
Sole Director
Date: 8/12/15